INNEXUS BIOTECHNOLOGY INC.
13208 E. Shea Boulevard, Suite 200
The Mayo Clinic, MCCRB Building
Scottsdale, AZ 85259

March 15, 2007

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	InNexus Biotechnology Inc.
Form 20-F for the Fiscal Year Ended June 30, 2006
Filed on November 13, 2006
(SEC File Number 0-50656)

Dear Mr. Rosenberg:

We are responding to the comments of the Staff (“Staff”) of the United States Securities and Exchange Commission (“SEC”) set forth in your letter of February 14, 2007 (“Staff Comment Letter”) with respect to various filings made by InNexus Biotechnology Inc. (“we”, “us” or the “Company”) with the SEC under the Securities Exchange Act of 1934, as amended. Except as otherwise indicated, all dollar amounts are expressed in Canadian dollars.

For the convenience of the Staff, all responses are keyed numerically to respond to the Staff’s numbered comments in the Staff Comment Letter. Additionally, for the convenience of the Staff, we have set forth the Staff’s original comments from the Staff Comment Letter in bold and italicized type immediately prior to each response.

As requested in the Staff Comment Letter, in connection with this filing, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 5. Operating and Financial Review and Prospects.

Tabular disclosures of Contractual Obligations

1.
Please provide us a revised table in disclosure-type format that includes the company’s obligation to pay the amount related to the Series A Convertible Preferred Shares, and the dividends on these securities, as it would appear that these securities represent future legal obligations and are material in the aggregate. As redemption of the Series A Preferred is conditional, you may discuss this obligation in a footnote to the table. Material minimum expenditures in future periods related to collaborative agreements should also be included in the table. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations; the exclusion of ordinary course items would be inconsistent with the objective of Item 5F of Form 20-F.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
March 15, 2007

RESPONSE:

The Series A Convertible Preferred Shares are not subject to any mandatory or required redemption. The Company has the right, but at no time does it have any obligation, to redeem the shares. It may do so, in its sole discretion, at any time the shares are outstanding and have not been converted by the shareholders. As a result, the Series A Convertible Preferred Shares do not constitute a “known contractual obligation” and have not been included on the tabular disclosure of contractual obligations. In addition, dividends on the Series A Convertible Preferred Shares become payable only after the Company’s Board of Directors has declared a dividend and assigned a record and payment date. In accordance with Canadian accounting practices, the Company has recorded the accrual of dividends on the Series A Convertible Preferred Shares in its Consolidated Balance Sheets and Consolidated Statements of Operations and Deficit, even though the Board has not declared any dividend for payment and, consequently, no enforceable obligation to pay any dividend has yet arisen. Since no declaration has been made by the Board which would obligate the Company to make any dividend payment in any particular future period, the accrued dividends have not been included on the tabular disclosure of contractual obligations. The Company’s obligation to pay any dividend in any particular future period is sufficiently contingent and uncertain that it cannot properly be characterized as a “known contractual obligation.”

With respect to the collaborative agreement(s), they have been designed as limited open-end agreements which allow the other parties latitude in deciding how much collaborative research will occur under the agreement. As a result, the Company is only committed to a known immaterial base amount of specific contractual obligations under the agreements. For this reason, no collaborative expenditures are included in the tabular disclosure of contractual obligations. Further, the Company’s agreement with ImmPheron specifies that ImmPheron provide research services to the Company as and when the Company requires such services. While the Company anticipates continued research expenditures with respect to ImmPheron, the Company does not have a minimum contractual commitment in this regard and therefore has not included any estimated expenditures in the tabular disclosure of contractual obligations.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

11. United States Generally Accepted Accounting Principles

2.
It appears that since the Series A Convertible Preferred Shares are redeemable if the holders do not convert the shares, the entire $2,750,000 should be classified as temporary equity in accordance with EITF Topic No. D-98. Please amend the US GAAP reconciliation or tell us why you believe amendment is not required.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
March 15, 2007

RESPONSE:

We refer the Staff to our discussion of the lack of redemption requirement for Series A Convertible Preferred Shares in our response to Staff Comment No. 1. In specific response to the Staff’s comment, we believe that EITF Topic D-98 does not apply to the Convertible Preferred Shares because there are no redemption features that are not solely within the control of the issuer; as a result, we have concluded that the Series A Convertible Preferred Shares should be classified as permanent equity in the US GAAP reconciliation.

Sincerely,

/s/ Wade Brooksby

Wade Brooksby
Chief Financial Officer

cc:	Jeff Morhet, Chief Executive Officer Laurence Luke, Audit Committee Chair